Groundfloor Real Estate 1, LLC

MAILING ADDRESS

600 Peachtree St. NE, Ste. 810

Atlanta, GA 30308

November 25, 2019

VIA EMAIL:

(KILLOYM@SEC.GOV)

Mr. Michael Killoy

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Real Estate 1, LLC

Offering Statement Filed November 15, 2019,

on Form 1-A File No. 024-11094

Dear Mr. Killoy,

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Groundfloor Real Estate 1, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified on Wednesday, November 27, 2019 or as soon thereafter as practicable.

The Company respectfully informs the staff that no participant in the offering is required to clear its arrangements with FINRA.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 758-8041. Thank you in advance for your assistance.

Sincerely,

/s/ Nick Bhargava Nick Bhargava
For the Company, by its sole Member / Manager
Groundfloor Finance Inc.

cc:

Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Manatt, Phelps & Phillips, LLP

Brian Korn

June Kim